Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON THE PROGRESS OF CONNECTED TRANSACTION IN RELATION TO THE SUBSCRIPTION OF CAPITAL INCREASE OF CHINA GUANGFA BANK

At the thirty-sixth meeting of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”), the Board reviewed and approved the proposed subscription by the Company for additional shares to be issued by China Guangfa Bank (“CGB”) (the “Transaction”). This Transaction constitutes a connected transaction of the Company. For detailed information, please refer to the Announcement on Connected Transaction of Proposed Subscription of Capital Increase of CGB filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on May 27, 2021 (Lin 2021-025).

As of November 29, 2021, the Company has completed the execution of the Share Subscription Agreement (the “Agreement”) with CGB (the “Subscription”). To maintain the Company’s shareholding percentage in CGB, pursuant to the Agreement, the Company subscribed for 918,578,836 common shares of CGB with the par value of RMB 1.00 per share. The subscription price is RMB 8.7364 per share and RMB 8,025,072,142.83 in total.

Upon the completion of this Subscription, the Company will hold 9,519,210,262 shares of CGB and the shareholding percentage of the Company in CGB will remain to be 43.686%. This Subscription will not cause CGB to become a subsidiary of the Company or change the scope of the consolidated financial statements of the group (the Company and its subsidiaries).

The issuance of additional shares of CGB is subject to approvals by China Banking and Insurance Regulatory Commission, China Securities Regulatory Commission and other regulatory authorities. The final status of the Transaction is subject to these approvals by relevant regulatory authorities.

Board of Directors of China Life Insurance Company Limited

November 29, 2021